December 8, 2023

RELX PLC announces Non-Executive Director appointment

RELX PLC today announces the appointment of Bianca Tetteroo as a Non-Executive Director, effective 1 July 2024, subject to her election by shareholders at the 2024 Annual General Meeting.

Ms. Tetteroo is currently Chief Executive Officer and Chair of the Executive Board of Achmea BV, a leading Dutch financial services organisation, a role she has held since 2021, having served with the business for 12 years in a variety of senior executive and financial roles. Ms. Tetteroo previously spent 13 years with the Fortis Group, working across multiple business lines including banking, insurance and investments. Ms Tetteroo qualified as a chartered accountant at Fortis, prior to which she worked at international accounting firm, Mazars. She holds a BSC in Information Management & Accountancy from Nyenrode University.

Commenting on Ms. Tetteroo's appointment, Paul Walker, Chairman said:

“I would like to welcome Bianca to RELX. She is a highly accomplished business leader and brings considerable and relevant international experience and strategic expertise to the RELX Board, together with a clear appreciation of the importance of aligning business success and stakeholder interests. I look forward to Bianca joining the Board next year."

Save as disclosed above, there are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointment of Ms. Tetteroo.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724